September 1, 2009

VIA FACSIMILE (703) 813-6982

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC  20549

Re:	GeoPetro Resources Company (the “Company”)
Securities and Exchange Commission Letter dated August 4, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 24, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No.: 001-16749

Dear Mr. Schwall,

We set forth the Company’s responses to the comments (restated in italics below) on the Company’s filings raised in your letter of August 4, 2009.  We look forward to working with the Commission Staff to address these comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Performance Graph, page 35

1.                                      Please revise your presentation to conform to the requirements of Item 201(e) of Regulation S-K.  Provide us with a draft of your revised disclosure.

The Company will revise the presentation of the Performance Graph to conform to the requirements of Item 201(e) of Regulation S-K.  The Company’s draft of the revised disclosure (in its entirety) is as follows:

Performance Graph

The following graph shows a comparison from February 15, 2007 (the date our common stock began trading on the American Stock Exchange, which has currently merged into the NYSE) through December 31, 2008 of cumulative stockholders total return for our common stock, companies we deem to be in our industry peer group and the Russell Microcap Index (IWC).  The comparable companies are Kodiak Oil and Gas Corporation (KOG), Magnum Hunter Resources (MHR) formerly known as Petro Resources Corporation (PRC), and American Oil & Gas Incorporated (AEZ).

All of these cumulative returns are computed assuming the value of the investment in GeoPetro common stock and each stock as $100.00 on February 15, 2007, and the reinvestment of dividends at the frequency with which dividends were paid during the applicable months.  The months compared are February 15, 2007 through December 31, 2008.  We have not declared any dividends to be paid to our common stockholders and do not have any present plans to declare dividends.

COMPARISON OF CUMULATIVE RETURN AMONG GEOPETRO
RESOURCES COMPANY,
RUSSELL MICROCAP INDEX (“IWC”) AND SELECTED PEER GROUP
ISSUERS

	GPR	KOG	MHR	AEZ	IWC

2/15/2007	$100.00	$100.00	$100.00	$100.00	$100.00
12/31/2007	$103.24	$48.89	$60.92	$100.17	$87.92
12/31/2008	$21.47	$6.89	$10.15	$13.82	$53.04

Management’s Discussion and Analysis….page 37

Comparison of Results of Operations for the year ended December 31, 2008 and 2007

2.                                      Tell us why revenues declined from $1,313,308 in the third quarter of 2008 to just $45,644 in the fourth the quarter of 2008 and why you believe it was appropriate to omit a specific discussion of this decline from your MD&A.

The omission of a specific discussion of the decline was an oversight, however the financial results were clearly stated.  Revenues declined from $1,313,308 in the third quarter of 2008 to just $45,644 in the fourth the quarter of 2008 due to (i) decreasing sales volumes and (ii) lower natural gas prices.  All of the Company’s revenue for the third and fourth quarters of 2008 was derived from sales of natural gas in the Madisonville Field, Madison County, Texas.  The Company proposes to add the following disclosure in the Management’s Discussion and Analysis section under the caption “Revenue and Operating Trends in 2009” as follows:

“Prior to December 31, 2008, the price received for natural gas was determined pursuant to certain agreements which were in effect with Madisonville Gas Processing, LP (“MGP”).  Pursuant to these agreements, MGP purchased the Company’s untreated natural gas in the Madisonville Field for each of the producing wells and charged the Company a fixed fee to gather, treat, transport and market its natural gas, provided however, that such fees would not exceed the value of the natural gas.  Hydrogen sulphide, carbon dioxide and nitrogen combined comprise about 28% of the gas content. The untreated natural gas is delivered to the Gas Treatment Plant where substantially all the natural gas impurities are removed before delivery to the sales pipeline. As a result of the costs to gather, treat, transport and market the natural gas, we received a net price that is substantially lower than we would otherwise receive if the gas did not contain the 28% of impurities.

Due to weak natural gas prices prevailing in the fourth quarter of 2008, we received only nominal revenues during the month of October 2008 after deducting the costs to gather, treat, transport and market the natural gas.  During the months of November and December 2008, we received no revenue from the sales of natural gas because the costs to gather, treat, transport and market the natural gas exceeded the value of the natural gas produced.”

Item 9A.  Controls and Procedures, page 48

3.                                      We note your disclosure that, during the year ended December 31, 2008, there were no changes in your internal control over financial reporting that materially affected, or are reasonable likely to materially affect, your internal control over financial reporting.  In future filings, please disclose any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Refer to Item 308 (c) of Regulation S-K.

In future filings, the Company will disclose any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Consolidated Balance Sheets, page F-5

4.                                      Please revise your consolidated balance sheets and footnote disclosure to refer to your oil and gas properties as “proved properties” and “unproved properties” or “properties subject to amortization” and “properties not subject to amortization”.  The terms “evaluated properties” and “unevaluated properties” are not contemplated by the Rule 4-10 of Regulation S-X and may result in investor confusion.

The Company will revise its consolidated balance sheets and footnote disclosures to refer to oil and gas properties as “proved properties” and “unproved properties” for the Fiscal Year Ended December 31, 2008.

Summary of Oil and Gas Operations

Gas Processing Plant, page F-15

5.                                      Please expand your disclosure related to the purchase of the natural gas treatment plant from Madisonville Gas Processing, LP to include a purchase price allocation disclosing the amount assigned to each major asset and liability caption at the acquisition date.  Please refer to the guidance at paragraph 51(e) of SFAS 141.

The Company concurs with the staff’s comment. The company proposes the following language, to be included in a Form 10-K/A amendment under the relevant caption Summary of Oil and Gas Operations, Gas Processing Plant, page F-15:

“All of the purchase price was allocated to the gas processing plant, included in oil and gas properties on our consolidated balance sheet as of December 31, 2008.”

Exhibits 31.1 and 31.2

6.                                      We note that in paragraph 4 of the certifications you have included a reference to “Rule 15(d) — 15(f)” instead of to “Rule 15d-15(f)”.  Please correct this in future filings.

The Company concurs with the Staff and undertakes to correct this in future filings.

From 10-O for the Fiscal Quarter Ended March 31, 2009

Basis of Presentation and Use of Estimates

Change in Accounting Method and Basis of Presentation-Revenue Recognition, page 6

7.                                      Please explain to us in greater detail the reason for your change in accounting policy for revenue recognition and how your former and new policies comply with GAAP.

Effective December 31, 2008, the Company purchased the gas treatment plant (the “Plant”) and related gathering pipelines located at the Madisonville Field from Madisonville Gas Processing, LP (“MGP”). Prior to December 31, 2008, the Company’s untreated natural gas in the Madisonville Field for each of the producing wells was sold at the respective wellheads to MGP who in turn charged the Company a fixed fee to gather, treat, transport and market its natural gas.  Subsequent to the acquisition of the Plant and related gathering pipelines, the Company assumed the responsibilities to gather, treat and market natural gas from its own producing wells, as well as natural gas production from wells owned by non-affiliated third parties.  Effective with the acquisition of the Plant, the point of sale of the company’s natural gas was moved from the wellhead to the tailgate of the gas treatment plant and the

Company generated additional revenues from gathering, treating and marketing natural gas owned by non-affiliated third parties.

Prior to December 31, 2008, revenue was recognized upon delivery of gas production and was shown net of applicable royalty payments, treating, gathering,  transportation and marketing fees since the applicable fees were paid to unrelated third parties.  On December 31, 2008, the Company completed the acquisition of the Plant from MGP. Commencing January 1, 2009, revenue is recognized without the netting of applicable fees since the Company owns the Plant.  Disbursements to royalty owners in the Company’s wells, as well as to unaffiliated third party producers who deliver natural gas production to the Plant, are recorded as Cost of Natural Gas Sales, and are net of applicable fees charged by the Company.  The actual costs of operating the Plant are recorded as Plant Operating Expense.

Under the former and new methods of revenue recognition, revenue was (and is) recognized when the price of natural gas becomes fixed and determinable.  The Company believes that the former and new methods of revenue recognition properly reflect in substance the point of sale, and thus recognition of revenue, of the natural gas (the wellhead point of delivery vs. the tailgate point of delivery).  The Company believes that the former and new methods of revenue properly reflect the nature of the Company’s operations, whereas the Company previously owned and operated the production stream up to the wellhead, and now it owns and operation the entire production stream through and up to the tailgate of the Plant.  The Company believes that the former and new methods of revenue recognition comply with GAAP and industry practice.

Exhibits 31.1 and 31.2

8.                                      We note that in paragraph 4 of the certifications you have omitted the following text: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)”.  Please revise to include the omitted text.

The Company concurs with the Staff and will include the corrected text in the certifications in a Form 10-Q/A amendment.

Form 8-K/A Filed March 19, 2009

9.                                      Please amend your filing to include the historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007.  We refer you to the guidance at Rule 3-05(b)(2)(iii) and Rule 3-02(b) of Regulation S-X.

We request your consideration to waive the requirement to include the historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007 as it would impose an undue burden to comply for the following reasons:

•                  Madisonville Gas Processing, LP (“MGP”) has disbanded as an organization and the accounting personnel who were employed there have moved on to positions with other companies.

•                  Deloitte & Touche, LLP has audited MGP’s financial statements for the year ended December 31, 2007 and those audited results are included with the Form 8-K/A Filed March 19, 2009.

•                  The inclusion of historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007 will require the involvement of two accounting firms, Hein & Associates LLP and Deloitte & Touche, LLP and there is uncertainty whether at this point these firms can sign off on the financials since MGP no longer exists as an entity and there are no longer any MGP accounting personnel to facilitate a review.

•                  The historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007 will not appear in any of the Registrants future filings with the SEC and the Registrant believes that this information would not provide useful information that investors would require to make an informed investment decision.

Schedule 14A Filed April 30, 2009

Compensation Discussion and Analysis, page 13

10.                               We note your statement that you compare the compensation packages of your executive officers “with the compensation packages of executive officers of other companies in the oil and gas industry, which are similar to us in their size and operations, among other factors.”  You also state that “we make informal comparisons of our executives’ compensation with the compensation paid to executives of other publicly and privately held companies similar to ours.”  Please revise to identify the companies, and explain whether these are the same “industry peer group” companies with which you compare performance in the Performance Graph.  Provide us with a draft of your revised disclosure.

The Company concurs with the Staff and proposes the following additional disclosure on page 13 under the Compensation Discussion and Analysis section:

“Companies included in our informal comparisons included companies in our deemed industry peer group for purposes comparing cumulative stock price returns for our common stock including Kodiak Oil and Gas Corporation (KOG) and American Oil & Gas Incorporated (AEZ).  Other companies included in our informal comparisons include Teton Energy Corp. (TEC), Double Eagle Petroleum Co. (DBLE), and Gasco Energy, Inc. (GSX).  These companies are publicly-traded exploration and production companies with a similar market capitalization to us.”

Potential Payments Upon Termination or Change in Control, page 21

11.                               We note your disclosure concerning potential post-employment benefits payable to Mr. Doshi “[i]n the event of change of control, or if we do not renew Mr. Doshi’s agreement, or if Mr. Doshi is terminated without cause, or under certain circumstances, with cause…[emphasis added].”  Please revise to explain the relevant definition of “cause” and to explain in what circumstances Mr. Doshi would be paid post-employment benefits in the event of a termination with cause, as well as the rationale for this provision.  Provide us with a draft of your revised disclosure.

Severance payments do not become due on any termination for cause.  The discussion in the proxy will be revised to take out the incorrect description of the right to severance on termination for cause “under certain circumstances.”  The corrected disclosure will read as follows (deleted text is shown here for illustration purposes):

“Mr. Doshi’s employment contract provides that in the event of a change of control, or if we do not renew Mr. Doshi’s agreement, ~~or~~ if Mr. Doshi is terminated without cause, ~~or under certain circumstances, with cause,~~ or if Mr. Doshi terminates his employment due to our uncured, material breach of his employment contract, he is entitled to receive:

(a)          in exchange for all of his vested stock options and vested restricted shares, such number of shares of common stock having a market value equal to the difference between (x) the aggregate total market value of all vested restricted shares and shares of common stock he would receive upon exercise of all vested stock options less (y) the aggregate total exercise price for all of his vested stock options; provided, however, that if the common stock to be delivered to Mr. Doshi upon such change of control or termination have not been registered so as to permit immediate public resale, Mr. Doshi shall instead receive a cash payment equal to the market value on the date of termination of all vested stock options and restricted shares without any discount for liquidity or minority position against cancellation of such options and restricted shares,

(b)         a cash payment equal to the greater of (i) his salary for the remainder of his term and the aggregate amount of his bonuses in respect of the last four fiscal years and (ii) four times his compensation in the current year and the aggregate amount of his bonuses for the last four fiscal years, and

(c)          an additional cash payment representing his employment benefits equal to 20% of the amount of salary he is entitled to receive under (b)(i) or (b)(ii) above, as applicable.

In addition, in the event of a change of control or termination without cause, all unvested options issued by us to Mr. Doshi will vest.

For purposes of Mr. Doshi’s employment contract, “cause” for termination is either:  a final felony conviction of Mr. Doshi; Mr. Doshi’s willful refusal, without proper legal cause, to perform his duties or responsibilities; or Mr. Doshi continuing to willfully engage in conduct, which he knows or should have reason to know may be materially injurious to the Company, after receipt of written notice from the Company.

In the event of a change of control, or if we do not renew Mr. Doshi’s agreement, ~~or if~~ Mr. Doshi is terminated without cause, or ~~under certain circumstances, with cause~~Mr. Doshi terminates his employment due to our uncured, material breach of his employment contract, and assuming the triggering event took place on the last business day of the Company’s last completed fiscal year, December 31, 2008, the potential post-employment benefits payable to Mr. Doshi are estimated as follows (estimates are based on the $0.73 closing market price of our common stock as quoted on the NYSE Amex on December 31, 2008):”

Engineering Comments

Properties, page 21

Madisonville Project, Madison County, East Texas, page 22

12.                               We note your statement, “The hydrogen sulphide, carbon dioxide and nitrogen combined comprise about 28% of the gas content.  The untreated natural gas is delivered to the Madisonville Midstream Gas Treatment Plant where all the natural gas impurities are removed before delivery to the sales pipeline.  As a result of the costs to treat the natural gas, we received a net price that is substantially lower than we would otherwise receive if the gas did not contain the 28% of impurities.  In addition, the high concentrations of hydrogen sulphide and carbon dioxide result in higher capital and operating costs for our wells.”  It appears your standardized measure (page 30) incorporates a gas price of $5.23/MCFG (=$107,063 M/20,470MMCFG) which is very close tot the unadjusted December 31, 2008 Houston Ship Channel price of $5.25/MMBTU, assuming 1 MMBTU/MCFG energy content.  With a view toward possible disclosure, please explain how you incorporated a “substantially lower” gas price in your standardized measure.  Address whether your proved reserves are net of the 28% shrinkage.

The Company’s proved reserves as disclosed are net of the 28% shrinkage.  We included in future production costs the estimated Plant operating expenses which are in addition to the lease operating expenses.  The value of the gas is substantially lower on an Mcf equivalent basis than that associated with typical “sweet” gas operations due the added costs of treating the gas (Plant operating expenses) to remove the impurities.  Thus the additional cost burden effectively results in a lower gas price in the standardized measure.

Volumes, Prices and Production Costs, page 32

13.                               Please explain to us the difference between the 2008 production volumes disclosed, 1275 MMCFG and 1116 MMCFG, on pages 32 and F-26 respectively.  Note that these volumes should be net to your interest.

Please note that the 2008 production volumes disclosed on page 32 include both 1275 MMCFG and 1116 MMCFG.  The 1116 MMCFG represents production volumes reduced by a net profits interest which burdens the property.

Closing Comments

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand the Staff may have additional comments after reviewing the Company’s responses to your comments. The Company will amend its filings as indicated above, once the Staff has reviewed the foregoing responses.  Please do not hesitate to call us if you have any questions.

Very truly yours,

/s/ J. Chris Steinhauser
J. Chris Steinhauser
Chief Financial Officer

cc:	Mr. Stuart J. Doshi, President and CEO
GeoPetro Resources Company Audit Committee
Mr. Joe Blice, Hein & Associates LLP
Mr. Adam Siegman, Greene Radovsky Maloney Share & Hennigh LLP